

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2015

Mr. George Achniotis
Chief Financial Officer
Navios Maritime Holdings, Inc.
7 Avenue de Grande Bretagne
Office 11B2
Monte Carlo, 98000 Monoco

> **Re: Navios Maritime Holdings, Inc.**
> **Form 20-F for the Year Ended December 31, 2014**
> **Response Dated August 28, 2015**
> **File No. 001-33311**

Dear Mr. Achniotis:

We have reviewed your August 28, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2015 letter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long Lived Assets, Page 109

1. We note your response to our prior comment 1. Please address the following comments:

   a. You indicate that you adjust the 10-year historical average one-year charter rate to remove both the highest 5% and lowest 5%. Please quantify the impact of applying this methodology in your impairment analysis in 2014.

b. Tell us the status of future time charters and how they factored into your impairment analysis given that many of the charters for the vessels in your fleet expire at the end of 2015 through 2016.

c. Tell us your current average operating cost per vessel and how it compares to the 10-year historical average one-year rate used in your test for recoverability.

d. You indicate that because the 10-year historical average one-year charter rate includes historic highs and lows, the company believes it is better to use a long-term average rather than adjust to remove the entire 2003 through 2008 period as aberrant. We also note from your disclosure the average age of vessels in your fleet is 7.8 years, and most dry bulk vessels have an expected life of approximately 25 years. Please tell us your consideration of using a longer historical average one-year charter rate (e.g., 15 or 20 years) in your impairment analysis given that the passage of time since the shipping boom peak may suggest a longer cycle for the market to recover and the remaining estimated life of your vessels.

2. Tell us if you have performed an interim test since December 31, 2014 for recoverability of your vessels due to the continued deterioration in the market and your decreased market capitalization. Please refer to ASC 360-10-35-21.

Goodwill and Other Intangibles, Page 113

3. We note your response to our prior comment 2. Please address the following comments:

a. For calculating your market capitalization, we note you used a six month and one year average of your share price. Given the steady decline of your share price since the third quarter of 2014, it appears the use of an average may not be appropriate. Additionally, the periods used to calculate your average appear to be relatively long. Please explain.

b. Please tell us the volatilities of your industry peers or market participants' stock near the date of your goodwill impairment test and provide a comparison to your volatility for the same period.

c. Please explain how you calculated the control premium aside from measures other than an average of the observed range of the industry sector. Additionally, explain why you believe a control premium exists, given your indication in your response that the company already realizes operating efficiencies from in-house economies.

d. Please tell us the assumptions used in step one of your goodwill impairment test for each reporting unit, including your discount rate, and why you believe each is reasonable. Please further provide a comparison to the discount rate used in your fiscal 2013 impairment analysis if step one was performed.

e. We note that you calculated the fair value of each reporting unit using the income approach in your goodwill impairment test. Please tell us why you did not use the market approach in your valuation analysis. Refer to ASC 350-20-35-24.

      f. How does the results of your goodwill impairment test compare with your industry peers from an Enterprise Value to Revenue or Enterprise Value to EBITDA perspective or other market metrics that are relevant to your industry?

4. Please provide us with an updated reconciliation of the aggregate fair values of your reporting units to your market capitalization as of June 30, 2015.

      You may contact Melissa Gilmore at (202) 551-3777 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure